
SEC MAIL PROCESSING
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185
SECTION



SECUI 07001431 ›ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone (City) MN (State) 56164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd W. Morgan 507-825-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulbrock, Taubert and Company, PLLP
(Name – *if individual, state last, first, middle name*)

216 West Main (Address) Pipestone (City) MN (State) 56164 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk 3/1

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Financial Services, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Registered Principal

Title

Notary Public


ROBERT R. WOODBURY
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2006

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2006

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
BASIC FINANCIAL STATEMENTS		
Exhibit A	Balance Sheet	2
Exhibit B	Income Statement	3
Exhibit C	Statement of Cash Flows	4
NOTES TO THE FINANCIAL STATEMENTS		5 – 6
SUPPLEMENTARY INFORMATION		
Schedule 1	Net Capital Computation	7
Schedule 2	Schedule of Aggregate Indebtedness/Net Capital Ratio	8
Schedule 3	Schedule of Material Inadequacies	9

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
mtcojms@iw.net

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
mtcocpa@iw.net

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA
Tamara A. Koopman, CPA

WITH THE FIRM
Michael J. Reker, CPA
Amanda K. Baarson, CPA
Marjorie R. Winter, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheet of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2006 and the related statements of income and members' equity and cashflows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 11, 2007

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2006

	2006	2005
Assets		
Current Assets		
Cash	14,237	14,325
Total Current Assets	14,237	14,325
Property and Equipment		
Equipment	20,049	20,049
Less Accumulated Depreciation	(18,334)	(17,626)
Total Property and Equipment	1,715	2,423
Total Assets	15,952	16,748
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	959	1,157
Accrued Liabilities	268	1,599
Total Current Liabilities	1,227	2,756
Members' Equity	14,725	13,992
Total Liabilities and Members' Equity	15,952	16,748

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005
Revenues		
Commission Received	125,657	120,623
Interest Income	217	202
Refunds/Reimbursements	479	22,262
Total Revenues	126,353	143,087
Expenses		
Salaries and Benefits	5,751	106,625
Guaranteed Payments to Member	67,284	
Advertising	7,513	8,913
Depreciation	708	1,594
Miscellaneous	3,454	3,787
Dues and Subscriptions	4,232	4,025
Rent	8,858	7,574
Insurance	1,567	1,540
Licenses and Permits	2,430	2,284
Office Supplies	2,982	2,994
Postage	1,079	1,427
Professional Development	145	241
Professional Fees	4,257	2,989
Property Taxes	2,021	
Repairs	3,620	3,775
Telephone	5,112	4,786
Travel/Entertainment/Meals	901	225
Utilities	3,706	3,347
Total Expenditures	125,620	156,126
Net Income	733	(13,039)
Members' Equity-January 1	13,992	22,031
Contributed Capital		5000
Members' Equity-December 31	14,725	13,992

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities	**2006**	**2005**
Net Income (Loss)	733	(13,039)
Adjustments To Reconcile Net Income To Net		
Cash Provided By Operating Activities:		
Depreciation	708	1,594
Increase (Decrease) In Accounts Payable	(198)	385
Increase (Decrease) in Accrued Liabilities	(1,331)	(233)
Net Cash Provided (Used) By Operating Activities	(88)	(11,293)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions		5,000
Net Cash Provided (Used) By Capital and Related Financing Activities	0	5,000
Net Increase (Decrease) in Cash	(88)	(6,293)
Cash at January 1	14,325	20,618
Cash at December 31	14,237	14,325

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2006 and 2005, depreciation expense was $708 and $1,594, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 **Summary of Significant Accounting Policies – continued**

E. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**

The company rents its office space and computer. The lease is on a monthly basis with payments of $500 and $100 due monthly for the office space and computer, respectively. The office building and computer are owned by LLC member Todd Morgan. The company also rents a postage meter from Pitney Bowes, Inc. This lease requires quarterly payments of $134.

Note 3 **Simple Plan**

During the years ended December 31, 2006 and 2005, the company participated in a Savings Incentive Match Plan for Employees (SIMPLE). The terms of the plan allow employees to contribute a percentage of their compensation, up to $10,000. The company has elected to match the employees' contributions up to a maximum of 2% of the employees compensation. The company match for 2006 and 2005 was $ -0- and $1,578, respectively.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2006

	2006	2005
Total Assets	15,952	16,748
Total Liabilities	1,227	2,756
Net Capital	14,725	13,992
Adjustments:		
Property and Equipment (Non-allowable Assets)	(1,715)	(2,423)
Total Adjustments	(1,715)	(2,423)
Adjusted Net Capital	13,010	11,569
Required Net Capital	5,000	5,000
Excess Net Capital	8,010	6,569

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2006

	2006	2005
Aggregate Indebtedness	1,227	2,756
Net Capital	13,010	11,569
Ratio of Aggregate Indebtedness to Net Capital	9.43%	23.82%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2006

Material Inadequacies

None

END